

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2012

Via E-mail
Zoltan Nagy
Chief Executive Officer
Starflick.com
1361 Peltier Drive
Point Roberts, WA 98281

> **Re:** **Starflick.com**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed January 31, 2012**
> **File No. 333-174833**

Dear Mr. Nagy:

We have reviewed your responses to the comments in our letter dated January 30, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note your response to our prior comment 1. It appears that you are a shell company. Please revise your disclosure accordingly.

Summary of Our Offering, page 5

2. Please reconcile your disclosure on page 5 that if "[you] decide to produce a film that exceeds a budget of $70,000 . . ." with your response to our prior comment 8 that [t]he first film will "be financed entirely by the proceeds of this offering." In addition, please revise to clarify that it is your belief that "[you] will be able to produce a feature film on your own with the proceeds from this offering."

Management's Discussion and Analysis or Plan of Operation

3. We note your response to our prior comment 4 that, although you have reviewed scripts, "[you] "[cannot] commit to acquiring any options, screenplays until [you have] the money to do so" and that "any script that [you] review at this time will probably not be available when the offering is completed." Please revise to add this disclosure to your registration statement on page 21.

4. Please reconcile your disclosure on pages 14 and 22 that you will acquire a screenplay within six months with your disclosure on page 24 that you will select one of your developed screenplays within four months of completing the offering or advise.

5. Please reconcile your disclosure on pages 23 and 34 that "[t]he purpose of [your] website is to encourage the submission of short films (less than 11 minutes) and trailers by aspiring filmmakers and that "[v]isitors may vote online for their favorite submission" with your response to our prior comment 6 that "[t]here will be no commissioned screenplays and no contests" or advise.

Other

6. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

7. Please provide a currently dated consent of the independent public accountant in an amendment to the S-1 registration statement if the financial statements are updated pursuant to our comment above. Also, please ensure that the consent refers to the appropriate amendment to the S-1 registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3324 with any other questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor

cc: Via E-mail
        Conrad C. Lysiak, Esq.
        The Law Office of Conrad C. Lysiak, P.S.